

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Richard Hull
Chief Executive Officer
Miso Robotics, Inc.
680 East Colorado Blvd, Suite 500
Pasadena, CA 91101

> **Re: Miso Robotics, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 11, 2024**
> **File No. 024-12380**

Dear Richard Hull:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Security Ownership of Management and Certain Securityholders, page 36

1. Please clarify the following points with respect to your beneficial ownership disclosure.
    - In Footnote 2, you disclose that James Jordan "has the voting power with respect to the shares of Common Stock" held by New Direction Trust Company and DealMaker. Please revise to explain how James Jordan has voting power over these securities.
    - For DealMaker's beneficial ownership, please state in the table the class of securities beneficially held.
    - The total number of shares held by Officers and Directors as a Group appears to be incorrect. Please revise or explain how James Jordan's and Joseph Essas's shares add up to 10,740,165 shares of common stock.

- Please disclose Future VC's beneficial ownership in a separate row. Refer to Item 12(a)(2) of Form 1-A.
- For all securities acquirable, please revise to describe the circumstances upon which such securities could be acquired. Refer to Item 12(b)(2) of Form 1-A.

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson